UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              GOLDEN TELECOM, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    38122G107
                               -----------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                               New York, NY 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2003
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 18 Pages

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 2 of 18 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA TELECOM LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a.  [ ]
                                                b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  British Virgin Islands

         Number of            7     Sole Voting Power
           Shares                        10,731,707*
        Beneficially
          Owned By            8     Shared Voting Power
            Each                         0
         Reporting
           Person             9     Sole Dispositive Power
            With                         10,731,707*

                              10    Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                              10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [X]

13       Percent of Class Represented by Amount in Row (11)

                              39.56%*

14       Type of Reporting Person (See Instructions)

                              OO; HC

*        See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 3 of 18 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA CAPITAL HOLDINGS (CYPRUS) LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a.  [ ]
                                                b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  Cyprus

         Number of            7     Sole Voting Power
           Shares                        1,668,696*
        Beneficially
          Owned By            8     Shared Voting Power
            Each                         0
         Reporting
           Person             9     Sole Dispositive Power
            With                         1,668,696*

                              10    Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,668,696*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [X]

13       Percent of Class Represented by Amount in Row (11)

                              6.15%*

14       Type of Reporting Person (See Instructions)

                              OO; HC

*        See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 4 of 18 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  ABH FINANCIAL LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a.  [ ]
                                                b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  British Virgin Islands

         Number of            7     Sole Voting Power
           Shares                        1,668,696*
        Beneficially
          Owned By            8     Shared Voting Power
            Each                         0
         Reporting
           Person             9     Sole Dispositive Power
            With                         1,668,696*

                              10    Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,668,696*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [X]

13       Percent of Class Represented by Amount in Row (11)

                              6.15%*

14       Type of Reporting Person (See Instructions)

                              OO; HC

*        See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 5 of 18 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA FINANCE HOLDINGS S.A.

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a.  [ ]
                                                b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  Luxembourg

         Number of            7     Sole Voting Power
           Shares                        10,790,647*
        Beneficially
          Owned By            8     Shared Voting Power
            Each                         0
         Reporting
           Person             9     Sole Dispositive Power
            With                         10,790,647*

                              10    Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                              10,790,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [ ]

13       Percent of Class Represented by Amount in Row (11)

                              39.78%*

14       Type of Reporting Person (See Instructions)

                              OO; HC

*        See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 6 of 18 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  CTF HOLDINGS LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a.  [ ]
                                                b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  Gibraltar

         Number of            7     Sole Voting Power
           Shares                        10,790,647*
        Beneficially
          Owned By            8     Shared Voting Power
            Each                         0
         Reporting
           Person             9     Sole Dispositive Power
            With                         10,790,647*

                              10    Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                              10,790,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [ ]

13       Percent of Class Represented by Amount in Row (11)

                              39.78%*

14       Type of Reporting Person (See Instructions)

                              OO; HC

*        See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 7 of 18 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  CROWN FINANCE FOUNDATION

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a.  [ ]
                                                b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  Liechtenstein

         Number of            7     Sole Voting Power
           Shares                        10,790,647*
        Beneficially
          Owned By            8     Shared Voting Power
            Each                         0
         Reporting
           Person             9     Sole Dispositive Power
            With                         10,790,647*

                              10    Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                              10,790,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [ ]

13       Percent of Class Represented by Amount in Row (11)

                              39.78%*

14       Type of Reporting Person (See Instructions)

                              OO

*        See Items 5 and 6 hereof.

                                                              Page 8 of 18 Pages

     This Amendment No. 6 on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Golden Telecom, Inc. (the "Issuer"). This Amendment No. 6 supplementally amends the initial statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; Amendment No. 3 thereto, dated February 28, 2002; Amendment No. 4 thereto, dated September 9, 2002; and Amendment No. 5 thereto, dated November 6, 2002 (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 6 is being filed by the Reporting Persons in connection with an internal restructuring. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.      Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

             (i)    Alfa Telecom Limited ("Alfa Telecom");

             (ii)   Alfa  Capital  Holdings   (Cyprus)  Limited  ("Alfa  Capital
                    Holdings");

             (iii)  ABH Financial Limited ("ABH Financial");

             (iv)   Alfa Finance Holdings S.A. ("Alfa Finance");

             (v)    CTF Holdings Limited ("CTF Holdings"); and

             (vi)   Crown Finance Foundation ("Crown Finance").

     This Statement relates to Shares held for the accounts of Alfa Telecom and Alfa Capital Holdings. Certain Shares currently held for the account of Alfa Capital Holdings were formerly held for the account of a British Virgin Islands company ("BVI Sub"), the sole shareholder of which was Alfa Finance. Upon the liquidation of BVI Sub, the assets of BVI Sub were transferred to the account of Alfa Capital Holdings.

                              The Reporting Persons

     Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     Alfa Capital Holdings is a Cyprus company, with its principal address at Julia House, 3 Themistocles Dervis Street, 1066, Nicosia, Cyprus. The principal business of Alfa Capital Holdings is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Capital Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     ABH Financial is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of ABH Financial is to function as a holding company. ABH Financial is the sole shareholder of Alfa Capital Holdings and, in such capacity, may be deemed to be the beneficial owner of Shares held for the account of Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of ABH Financial is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                                                              Page 9 of 18 Pages


     Alfa Finance is a Luxembourg limited liability company with its principal address at 22, Grand Rue, 2nd Floor, Luxembourg, L-1661. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the sole shareholder of each of Alfa Telecom and ABH Financial and, in such capacity, may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this
Item 2.

     CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. Effective as of April 1, 2003, in connection with an internal restructuring, the owners of Cotesmore Holdings Limited, a Bahamas corporation ("Cotesmore"), Laketown Services Limited, an Isle of Man corporation ("Laketown"), and Bardsley Investment Corp., a British Virgin Islands corporation ("Bardsley" and, together with Cotesmore and Laketown, the "Holding Companies"), transferred, for nominal consideration, certain shares of the Holding Companies to CTF Holdings. As a consequence of the internal restructuring, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance. As part of the internal restructuring, the Administration Agreement (as defined in Item 6 hereof), pursuant to which CTF Holdings had been granted a power of attorney authorizing it to take certain actions with respect to the Holding Companies' interests in Alfa Finance, was terminated. Following the internal restructuring, CTF Holdings may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this
Item 2.

     Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     The Supervisory Board coordinates the strategic development of a group of affiliated entities, often referred to as "Alfa Group Consortium," which includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 10 of 18 Pages


Item 4.      Purpose of Transaction.

     This Item 4 is supplementally amended as follows.

     Each of Peter Aven, Andrey Kosogov and Tigran Agadjanov began serving as a director of the Issuer on May 11, 2001. Mr. Aven is chairman of the board of directors of the Issuer. Mr. Aven and Mr. Kosogov are also directors of Alfa Finance. Mr. Agadjanov was a managing director of an affiliate of the Reporting Persons. Mr. Agadjanov resigned from the board of directors of the Issuer in December 2002. Pursuant to the New Shareholders Agreement (a copy of which is attached as Exhibit O to Amendment No. 4 to this Statement on Schedule 13D and is incorporated herein by reference), Alfa Telecom has the right to appoint a replacement for Mr. Agadjanov but has not yet exercised this right.

     As directors of the Issuer, Mr. Aven and Mr. Kosogov may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. In addition, as a result of their beneficial ownership positions, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.      Interest in Securities of the Issuer.

     The information set forth in Items 2 and 6 hereof is hereby incorporated by reference into this Item 5.

     (a)     (i)    Alfa Telecom may be deemed to be the beneficial owner of the
10,731,707 Shares held for its own account (approximately 39.56% of the total number of Shares outstanding).

             (ii) Each of Alfa Capital Holdings and ABH Financial may be deemed to be the beneficial owner of 1,668,696 Shares (approximately 6.15% of the total number of Shares outstanding). This number consists of (i) 1,609,756 Shares currently held for the account of Alfa Telecom which Alfa Capital Holdings holds an option to purchase from Alfa Telecom at an exercise price of $10.25 per Share and (ii) 58,940 Shares currently held for the account of Alfa Capital Holdings. The 58,940 Shares currently held for the account of Alfa Capital Holdings were formerly held for the account of BVI Sub, the sole shareholder of which was Alfa Finance. Upon the liquidation of BVI Sub, the assets of BVI Sub were transferred to the account of Alfa Capital Holdings.

             (iii) Each of Alfa Finance, CTF Holdings and Crown Finance may be deemed to be the beneficial owner of 10,790,647 Shares (approximately 39.78% of the total number of Shares outstanding). This number consists of (i) 58,940 Shares held for the account of Alfa Telecom and (ii) 108,940 Shares held for the account of Alfa Capital Holdings.

             (iv) The Issuer, OAO Rostelecom, a company organized in the Russian Federation ("RTK"), Alfa Telecom, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIG"), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish") and First

                                                             Page 11 of 18 Pages


NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund") entered into a Shareholders Agreement, dated as of September 5, 2002 (the "New Shareholders Agreement"), and a Standstill Agreement, dated as of September 5, 2002 (the "New Standstill Agreement"), which superseded the Shareholders Agreement, dated as of May 11, 2001 (the "Old Shareholders Agreement"), and the Standstill Agreement, dated as of March 31, 2001 (the "Old Standstill Agreement"), respectively. Copies of the New Shareholders Agreement and New Standstill Agreement are attached as Exhibits N and O to Amendment No. 4 to this Statement on Schedule 13D and are incorporated herein by reference.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, CIG, Cavendish and First NIS Regional Fund for information regarding such entities, their respective beneficial ownership of Shares and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons' knowledge, as of April 10, 2003, each of RTK, CIG, Cavendish and First NIS Regional Fund, respectively, may be deemed to beneficially own the following numbers of Shares: RTK - 4,024,067 (14.83% of the Issuer); CIG - 2,166,405 (7.99% of the Issuer); Cavendish - 1,844,469 (6.80% of the Issuer) and First NIS Regional Fund - 723,907 (2.67% of the Issuer). To the best of the Reporting
Persons'  knowledge,  as of April  10,  2003,  RTK,  CIG,  Cavendish,  First NIS
Regional Fund and certain of the Reporting Persons, in the aggregate but not individually, may be deemed to beneficially own 19,549,495 Shares (72.07% of the Issuer). This number includes 58,940 Shares held for the account of Alfa Capital Holdings. All percentages reported herein are calculated on the basis of the Issuer having 27,126,470 Shares issued and outstanding. The Reporting Persons and any other person named in response to Item 2 hereof disclaim beneficial ownership of any Shares held by RTK, CIG, Cavendish or First NIS Regional Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in response to Item 2 hereof is part of a "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5 under the Exchange Act) or is the beneficial owner of any Shares beneficially owned by RTK, CIG, Cavendish or First NIS Fund.

     (b)     (i)    Each of Alfa Telecom,  Alfa Finance,  CTF Holdings and Crown
Finance may be deemed to have the sole power to direct the voting and disposition of the 10,731,707 Shares held for the account of Alfa Telecom.

             (ii) Each of Alfa Capital Holdings, ABH Financial, Alfa Finance, CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting and disposition of the 58,940 Shares held for the account of Alfa Capital Holdings and, upon the exercise of the Option (a copy of which is attached as Exhibit Q to Amendment No. 5 to this Statement on Schedule 13D and is incorporated herein by reference), the 1,609,756 Shares that Alfa Capital Holdings has the right to acquire from Alfa Telecom.

             (iii) Under the terms of the New Shareholders Agreement, Alfa Telecom has agreed to take such actions as are necessary from time to time to maintain the composition of the board of directors of the Issuer in accordance with the terms of Section 3 of the New Shareholders Agreement. These actions include, without limitation, the voting of Shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the board of directors, the waiving of notice of and attendance at meetings, the amendment of the Issuer's by-laws and the like. As noted above, the Reporting Persons and any other person named in Item 2 hereof disclaim beneficial ownership of any Shares held by RTK, CIG, Cavendish or First NIS Regional Fund.

     (c) Except for the transactions listed on Annex B hereto or disclosed herein, there have been no transactions effected with respect to the Shares since February 9, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                                                             Page 12 of 18 Pages


     (d) The shareholder of each of Alfa Telecom and Alfa Capital Holdings has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Alfa Telecom and Alfa Capital Holdings in accordance with its ownership interest in Alfa Telecom and Alfa Capital Holdings.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Items 2, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

     This Item 6 is supplementally amended as follows:

     As described in Item 2 hereof, effective as of April 1, 2003, in connection with an internal restructuring, the owners of Cotesmore, Laketown and Bardsley transferred certain shares of such Holding Companies to CTF Holdings for nominal consideration. As a consequence of the internal restructuring, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance. As part of the internal restructuring, the Administration Agreement, dated as of February 27, 2002, by and among CTF Holdings, each of the Holding Companies and Alfa Finance (the "Administration Agreement," a copy of which was attached as Exhibit L to Amendment No. 3 to this Statement on Schedule 13D and is incorporated herein by reference), pursuant to which CTF Holdings was granted a power of attorney authorizing it to take certain actions with respect to the Holding Companies' interests in Alfa Finance, was terminated.

     From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions and may purchase securities for the purpose of closing out short positions in such securities.

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 13 of 18 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  April 10, 2003                      ALFA TELECOM LIMITED


                                           By:/s/ Pavel Nazarian
                                              ----------------------------------
                                              Pavel Nazarian
                                              Director

Date:  April 10, 2003                      ALFA CAPITAL HOLDINGS (CYPRUS)
                                           LIMITED


                                           By:/s/ Pavel Nazarian
                                              ----------------------------------
                                              Pavel Nazarian
                                              Director

Date:  April 10, 2003                      ABH FINANCIAL LIMITED


                                           By:/s/ Pavel Nazarian
                                              ----------------------------------
                                              Pavel Nazarian
                                              Director

Date:  April 10, 2003                      ALFA FINANCE HOLDINGS S.A.


                                           By:/s/ Pavel Nazarian
                                              ----------------------------------
                                              Pavel Nazarian
                                              Director

Date:  April 10, 2003                      CTF HOLDINGS LIMITED


                                           By:/s/ Franz Wolf
                                              ----------------------------------
                                              Franz Wolf
                                              Director

Date:  April 10, 2003                      CROWN FINANCE FOUNDATION


                                           By:/s/ Franz Wolf
                                              ----------------------------------
                                              Franz Wolf
                                              Attorney-in Fact

                                                             Page 14 of 18 Pages


                                     ANNEX A

                 Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship                  Principal Occupation                     Business Address
----------------------                  --------------------                     ----------------

    Pavel Nazarian                      Director of Headquarters/Head of         22, Grand Rue, 2nd Floor,
    Director                            International Compliance of Alfa         Luxembourg, L-1661
    (Russia)                            Finance Holdings S.A.

    Joseph Louis Moss                   Administrative Director of Crown         Suite 3, 4 Irish Place,
    Director                            Resources AG                             Gibraltar
    (United Kingdom)


        Directors and Officers of Alfa Capital Holdings (Cyprus) Limited

Name/Title/Citizenship                  Principal Occupation                     Business Address
----------------------                  --------------------                     ----------------

    Pavel Nazarian                      Director of Headquarters/Head of         22, Grand Rue, 2nd Floor,
    Director                            International Compliance of Alfa         Luxembourg, L-1661
    (Russia)                            Finance Holdings S.A.

    Charalambos Michaelides             Principal Manager of Abacus              Julia House,
    Director                            Financial Services Limited               3 Themistocles Dervis Street,
    (Cyprus)                                                                     1066 Nicosia, Cyprus

    Nicos Nicolaides                    Managing Partner of Abacus               Julia House,
    Director                            Financial Services Limited               3 Themistocles Dervis Street,
    (Cyprus)                                                                     1066 Nicosia, Cyprus

    Michael Georghiou                   Partner of Abacus Financial              Julia House,
    Director                            Services Limited                         3 Themistocles Dervis Street,
    (Cyprus)                                                                     1066 Nicosia, Cyprus

    Natalia Bogush                      Administrative Director of Alfa          Presidium Building, 3rd Floor,
    Director                            Capital Holdings (Cyprus) Limited        6 Demosthenis Severis Avenue,
    (Russia)                                                                     1080 Nicosia, Cyprus


                 Directors and Officers of ABH Financial Limited

Name/Title/Citizenship                  Principal Occupation                     Business Address
----------------------                  --------------------                     ----------------

    Pavel Nazarian                      Director of Headquarters / Head of       22, Grand Rue, 2nd Floor
    Director                            International Compliance of Alfa         Luxembourg, L-1661
    (Russia)                            Finance Holdings S.A.

    Joseph Louis Moss                   Administrative Director of Crown         Suite 3, 4 Irish Place,
    Director                            Resource AG                              Gibraltar
    (United Kingdom)

                                                             Page 15 of 18 Pages

              Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship                  Principal Occupation                     Business Address
----------------------                  --------------------                     ----------------

    Peter Aven                         President of OJSC Alfa Bank               11 Mashy Poryvaevoy Street,
    Director                                                                     107078 Moscow, Russia
    (Russia)

    Mikhail Fridman                    Chairman of the Board of Directors of     11 Mashy Poryvaevoy Street,
    Director                           OJSC Alfa Bank                            107078 Moscow, Russia
    (Russia)

    David Gould                        Deputy Director of Corporate              3 Smolenskaya Square,
    Director                           Development, Finance and Control for      121099 Moscow, Russia
    (United States)                    CTF Holdings Limited

    Alexander Knaster                  Chief Executive Officer of OJSC Alfa      11 Mashy Poryvaevoy Street,
    Director                           Bank                                      107078 Moscow, Russia
    (United States)

    Andrey Kosogov                     First Deputy Chairman of the              11 Mashy Poryvaevoy Street,
    Director                           Executive Board of Directors of OJSC      107078 Moscow, Russia
    (Russia)                           Alfa Bank

    Alexey Kuzmichev                   Chairman of the Board of Directors of     21 Novy Arbat Street,
    Director                           Crown Resources AG                        121019 Moscow, Russia
    (Russia)

    Pavel Nazarian                     Director of Headquarters / Head of        22, Grand Rue, 2nd Floor
    Officer - Director of              International Compliance of Alfa          Luxembourg, L-1661
    Headquarters/Head of               Finance Holdings S.A.
    International Compliance
    (Russia)

    Aleksandr Tolchinsky               Head of the Corporate Finance             12 Acad. Sakharov Prospect, 107078
    Director                           Department of OJSC Alfa Bank              Moscow, Russia
    (United States)


                 Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship                  Principal Occupation                     Business Address
----------------------                  --------------------                     ----------------

    Adrian Collister                   Director and Chartered Accountant,        ESC International -
    Director                           ESC, International                        Gibraltar Office -
    (United Kingdom)                                                             P.O. Box 398, Ground Floor, Neptune
                                                                                 House, Marina Bay,
                                                                                 Gibraltar

    Alla Koudriavtseva                 Director of CTF Holdings Limited          Suite 2, 4 Irish Place,
    Director                                                                     Gibraltar
    (Russia)

                                                             Page 16 of 18 Pages


Name/Title/Citizenship                  Principal Occupation                     Business Address
----------------------                  --------------------                     ----------------

    Franz Wolf                         Director of CTF Holdings Limited          Suite 2, 4 Irish Place,
    Director                                                                     Gibraltar
    (Germany)


               Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship                  Principal Occupation                     Business Address
----------------------                  --------------------                     ----------------

    Christian Rosenow                  Financial Advisor                           Claridenstrasse 25 CH-8002
    Director                                                                       Zurich, Switzerland
    (Switzerland)

    Dr. Norbert Seeger                 Attorney, ArComm Trust Company              Am Schragen Weg 14,
    Director                                                                       P.O. Box 1618, FL-9490 Vaduz,
    (Liechtenstein)                                                                Liechtenstein

    Dr. Christian Zangerle             Attorney, Law Office of Dr. Norbert         Am Schragen Weg 14,
    Director                           Seeger                                      P.O. Box 1618, FL-9490 Vaduz,
    (Austria)                                                                      Liechtenstein


           Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship                  Principal Occupation                     Business Address
----------------------                  --------------------                     ----------------

    Peter Aven                         President, OJSC Alfa Bank                   11 Mashy Poryvaevoy Street,
    Director                                                                       107078 Moscow, Russia
    (Russia)

    Alexander Fain                     Chief Executive Officer,                    21 Novy Arbat Street,
    Director                           LLC Alfa Eco                                121019 Moscow, Russia
    (Russia)

    Mikhail Fridman                    Chairman of the Board of Directors,         11 Mashy Poryvaevoy Street,
    Director                           OJSC Alfa Bank                              107078 Moscow, Russia
    (Russia)

    Mikhail Gamzin                     Chief Executive Officer, United             3rd Golutvinsky Pereulok,
    Director                           Food Company                                10 Building 6,
    (Russia)                                                                       109180 Moscow, Russia

    German Khan                        Member of the Board of Directors,           18/2, Schipok Street,
    Director                           OJSC Tyumen Oil Company                     113097 Moscow, Russia
    (Russia)

    Vladimir Bernstein                 Director of Strategic and Investment        3 Smolenskaya Square, Floor 9,
    Director                           Planning, Alfa Group                        121099 Moscow, Russia
    (Russia)

    Alexander Kosiyanenko              Chief Executive Officer, JSC                14817 Moscow Region, District of
    Director                           Perekrestok                                 Mytischy, Paveltsevo Village, Russia
    (Russia)

                                                             Page 17 of 18 Pages


Name/Title/Citizenship                  Principal Occupation                     Business Address
----------------------                  --------------------                     ----------------

    Alexey Kuzmichev                   Chairman of the Board of Directors,         21 Novy Arbat Street,
    Director                           Crown Resources AG                          121019 Moscow, Russia
    (Russia)

    Nigel John Robinson                Director of Corporate Development,          3 Smolenskaya Square, Floor 9,
    Director                           Finance and Control, Alfa Group             121099 Moscow, Russia
    (United Kingdom)

    Alexei Reznikovich                 Director for Asset Management and           3 Smolenskaya Square, Floor 9,
    Director                           Control, Alfa Group                         121099 Moscow, Russia
    (Russia)

          To the best of the Reporting Persons' knowledge:

                 (a) With the exceptions of 1,000 Shares held for the account of Aleksandr Tolchinsky and 20,000 Shares held for the account of Alexander Knaster, none of the above persons hold any Shares.

                 (b)     None  of  the   above   persons   has  any   contracts,
arrangements, understandings or relationships with respect to the Shares.

                                                             Page 18 of 18 Pages


                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              GOLDEN TELECOM, INC.

                             Date of         Nature of          Number of
  For the account of       Transaction      Transaction         Securities        Price
  ------------------       -----------      -----------         ----------        -----

Alfa Capital Holdings        3/6/03            Sale           50,000 Shares     $15,1885 per
(Cyprus) Limited                                                                    Share